FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 31, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

      On December 31, 2004, ARM Holdings plc (the “Registrant”) issued a press release announcing the results of stock elections in the Registrant’s acquisition of Artisan Components, Inc., pursuant to an Agreement and Plan of Merger entered into on August 22, 2004. A copy of the press release is attached hereto as Exhibit 1.

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated December 31, 2004 of ARM Holdings plc.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 3, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Announces Results of Stock Elections in the Acquisition of Artisan Components, Inc.

CAMBRIDGE, U.K. – Dec. 31, 2004 -- ARM Holdings plc (LSE: ARM); (Nasdaq: ARMHY) has been informed by The Bank of New York, the Exchange Agent for its acquisition of Artisan Components, Inc. (“Artisan”), that the Artisan stockholder elections as to the form of the merger consideration in connection with the acquisition were as follows:

Cash Electing Shares: holders of 4,169,541 shares of Artisan stock elected to receive cash;

Stock Electing Shares: holders of 19,521,142 shares of Artisan stock elected to receive ARM stock;

Non-Electing Shares: holders of 829,341 shares of Artisan stock made no election.

With respect to holders of shares of Artisan stock who elected to receive ARM stock, holders of 9,682,944 Artisan shares elected to receive ARM ordinary shares, and holders of 9,838,198 Artisan shares elected to receive ARM American Depositary Shares (ARM ADSs). No holders of Artisan stock dissented from accepting the merger consideration. Artisan stockholders are deemed to have not made an election if such stockholders made no election, failed to submit valid forms of election prior to the election deadline or failed to surrender stock certificates subject to a guarantee of delivery prior to 5:00 p.m. (Eastern) on December 29, 2004.

Accordingly, as a result of the elections and pursuant to the proration mechanics set forth in the Agreement and Plan of Merger dated August 22, 2004, the merger consideration will be paid to Artisan stockholders as follows:

Cash Electing Shares: $36.3246 in cash for each share of Artisan stock;

Stock Electing Shares: approximately 5.539 ARM ADSs or 16.618 ARM ordinary shares, as elected by the relevant holder, and approximately $2.7565 in cash for each share of Artisan stock;

Non-Electing Shares: $36.3246 in cash for each share of Artisan stock.

Pursuant to the Merger Agreement, fractional shares, totaling approximately 169 ARM ADSs, will be paid in cash based on the $6.06 average share price of ARM ADSs announced on December 21, 2004.

In total 54,496,518 shares of ARM ADSs, 160,909,857 shares of ARM ordinary shares and approximately $235.4 million in cash will be paid to Artisan stockholders.

     ARM anticipates that The Bank of New York will be distributing the appropriate merger consideration to those Artisan stockholders who have properly submitted election forms on or about December 31, 2004. Artisan stockholders who have not submitted election forms are deemed to have not made an election and will be sent a letter of transmittal indicating the procedure for such stockholders to submit their Artisan stock certificates and to receive the merger consideration payable to them.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about ARM. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, the management of such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM. ARM is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual

Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in the Registration Statement on Form F-4 filed by ARM in connection with the transaction under the caption “Risk Factors,” which are on file with the SEC and available at the SEC’s website at www.sec.gov.

-- ENDS --

ARM is a registered trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; and ARM Embedded Solutions Pvt. Ltd.

Contact:

ARM Investors:
Tim Score	James Melville-Ross/Juliet Clarke
ARM	Financial Dynamics
Tel: +44 (0)1223 400537	Tel: +44 (0)20 7831 3113
tim.score@arm.com

Tim Pratelli	Ranald McGregor-Smith
Morgan Stanley	ABN AMRO Hoare Govett
Tel: +44 (0)20 7425 8000	Tel: +44 (0)20 7678 1000

ARM Media:
Niall O’Malley	Carolina Noguera
Text100 Public Relations	Text100 Public Relations
Tel: +44 (0)20 8996 4143	Tel: +1 415 593 8429
niall.omalley@text100.co.uk	carolinan@text100.com